Exhibit 99.1

PPDAI Group Inc. Reports Further Progress in Expanding Funding from Institutional Partners in the Third Quarter of 2019

SHANGHAI, October 9, 2019 /PRNewswire/ — PPDAI Group Inc. (“PPDAI,” “Paipaidai,” or the “Company”) (NYSE: PPDF), a leading online consumer finance marketplace in China, today announced further progress in expanding its funding from institutional partners.

The Company has continued to make solid progress in expanding funding from institutional partners. In the third quarter of 2019, the proportion of loans facilitated by institutional funding partners to total loan origination volume increased to 75.1%, from 44.8% in the second quarter of 2019, and 14.3% in the third quarter of 2018. The Company’s loan origination volume facilitated by institutional funding partners increased significantly by 90.7% to RMB18.5 billion in the third quarter of 2019 from RMB9.7 billion in the second quarter of 2019.

Mr. Feng Zhang, Co-Chief Executive Officer of PPDAI, commented, “Benefitting from the rapid growth in institutional funding, the Company’s total loan origination volume in the third quarter of 2019 increased by 13.7% to RMB24.6 billion, above our RMB22 billion to RMB24 billion guidance for the third quarter, from RMB21.6 billion in the second quarter of 2019.”

Mr. Jun Zhang, Chairman and Co-Chief Executive Officer of PPDAI, added, “We are pleased with the rapid and successful expansion of our funding sources towards institutional funding partners. The momentum and outlook in our funding from institutional partners remain solid and we will continue to strategically expand funding on our platform from institutional partners.”

About PPDAI Group Inc.

PPDAI is a leading online consumer finance marketplace in China with strong brand recognition. Launched in 2007, the Company is the first online consumer finance marketplace in China connecting borrowers and investors. As a pioneer in China’s online consumer finance marketplace, the Company benefits from both its early-mover advantages and the invaluable data and experience accumulated throughout multiple complete loan lifecycles. The Company’s platform, empowered by its proprietary, cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience, as evidenced by the rapid growth of the Company’s user base and loan origination volume. As of June 30, 2019, the Company had over 99.0 million cumulative registered users.

For more information, please visit http://ir.ppdai.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and PPDAI does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

PPDAI Group Inc.

Jimmy Tan

Tel: +86 (21) 8030 3200 Ext. 8601

E-mail: ir@ppdai.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: paipaidai@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: paipaidai@tpg-ir.com